SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C.  20549



                                 FORM 11-K



 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended  December 31, 1993
                                 -----------------
                                    or

 ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from               to             .
                                     --------------   ------------


                       Commission file number 1-8483


               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN
              -----------------------------------------------
                         (Full title of the plan)








                            UNOCAL CORPORATION
                     --------------------------------
          1201 West Fifth Street, Los Angeles, California   90017
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                     INDEX TO FINANCIAL STATEMENTS OF
               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN
              -----------------------------------------------


     The following financial statements reflect the status of the Molycorp Inc. 401(k) Retirement Savings Plan as of December 31, 1993 and 1992, and the results of its transactions for each of the three years in the period ended December 31, 1993.
                                                          Page Number
    Statements included herein:
        Report of Independent Accountants                     1
        Statement of Financial Condition                      2
        Statement of Income and Changes in Plan Equity        3
        Notes to Financial Statements                       4 & 5

     Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.







                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------


The Administrative Committee of Molycorp Inc. 401(k) Retirement Savings
Plan:

     We have audited the accompanying statement of financial condition of the Molycorp Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and the results of its transactions for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



                                     /s/COOPERS & LYBRAND
                                     ------------------------
                                        COOPERS & LYBRAND
                                        June 24, 1994
                                        Los Angeles, California

               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN


                     STATEMENT OF FINANCIAL CONDITION



                                                   At December 31, 1993
                                        -----------------------------------
                                        Unocal       GIC      Fidelity      Total
                                        Stock
                                        -----      -------    --------    --------
Plan Assets and Liabilities

Investments in securities:
- - - at market value                      $80,141     $43,260     $43,688    $167,089

Funds for investment:
Cash and cash equivalents                    -           4       4,267       4,271
Accrued income                               4         239           5         248
Receivables from
members' contributions                     668       1,541       6,622       8,831
                                        -------     ------      ------      -------
                                           672       1,784      10,894      13,350
Less: amounts payable for shares
purchased and withdrawals of cash          967         237           -        1,204
                                        -------     ------     -------     --------
Total funds for investment                (295)      1,547      10,894       12,146
                                       --------    -------    --------     ---------

Plan Equity                            $79,846     $44,807     $54,582     $179,235
                                       =======     =======     =======     =========


                                                   At December 31, 1993
                                        -----------------------------------
                                        Unocal       GIC      Fidelity      Total
                                        Stock
                                        -----      -------    --------    --------
Plan Assets and Liabilities

Investments in securities:
- - - at market value                      $45,900     $30,546      $19,580     $96,026

Funds for investment:
Cash and cash equivalents                2,213         967          817       3,997
Accrued income                               2         179          580         761
Receivables from
members' contributions                   2,189       1,418          166       3,773
                                         -----      ------       ------      -------
                                         4,404       2,564        1,563       8,531

Less: amounts payable for shares
purchased and withdrawals of cash            -       2,925          580       3,505
                                       -------      -------       ------     -------
Total funds for investment               4,404        (361)         983       5,026
                                      --------     --------     -------    ---------
Plan Equity                            $50,304     $30,185      $20,563    $101,052
                                      ========     =======      =======   ==========

                    (See Notes to Financial Statements)

               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                            For the Year Ended December 31, 1993
                                        -------------------------------------------
                                        Unocal       GIC      Fidelity      Total
                                        Stock
                                        -----      -------    --------    --------
Investment income:
  Cash dividends                        $1,693      $2,467       $4,365      $8,525
  Interest income                           56          25           24         105
                                       -------      ------       -------     -------
    Total investment income              1,749       2,492        4,389       8,630

Net appreciation in market value         4,498           -          763       5,261
Member contributions                    26,471      17,947       32,009      76,427
Distributions                           (3,176)     (5,817)      (3,142)    (12,135)
                                      ---------    --------     -------    ----------

Net increase for the year               29,542      14,622       34,019      78,183
Plan equity at beginning of year        50,304      30,185       20,563     101,052
                                      --------     -------      -------    --------
Plan equity at end of year             $79,846     $44,807      $54,582    $179,235
                                       =======     =======      =======    =========

                                            For the Year Ended December 31, 1993
                                        -------------------------------------------
                                        Unocal       GIC      Fidelity      Total
                                        Stock
                                        -----      -------    --------    --------
Investment income:
  Cash dividends                         $ 940     $ 1,678      $ 1,664     $ 4,282
  Interest income                          115          78           55         248
                                        ------      ------       ------     --------
    Total investment income              1,055       1,756        1,719       4,530

Net appreciation in market value         2,630           -          277       2,907
Member contributions                    29,128      21,124        9,518      59,770
Distributions                           (9,865)    (16,252)        (444)    (26,561)
                                      ---------   ---------     --------   ---------

Net increase for the year               22,948       6,628       11,070      40,646
Plan equity at beginning of year        27,356      23,557        9,493      60,406
                                      --------     -------     --------    ---------
Plan equity at end of year             $50,304     $30,185      $20,563    $101,052
                                       =======     =======      =======    ========


                                            For the Year Ended December 31, 1993
                                        -------------------------------------------
                                        Unocal       GIC      Fidelity      Total
                                        Stock
                                        -----      -------    --------    --------
Investment income:
  Cash dividends                          $ 90       $ 435       $    -       $ 525
  Interest income                          185         226          189         600
                                         -----       -----         -----      ------
    Total investment income                275         661          189       1,125

Net appreciation (depreciation)
  in market value                         (838)          -           34        (804)
Member contributions                    28,329      24,177        9,596      62,102
Distributions                             (410)     (1,281)        (326)     (2,017)
                                       --------     -------      -------     --------

Net increase for the year               27,356      23,557        9,493      60,406
Plan equity at beginning of year             -           -            -          -
                                      --------     -------       ------     --------
Plan equity at end of year             $27,356     $23,557       $9,493     $60,406
                                       =======     =======       =======    ========

                    (See Notes to Financial Statements)

               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS

GENERAL

THE PLAN

     The Molycorp Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp Inc. (the "Company"), an indirect wholly-owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by Members. The Plan was effective as of January 1, 1991. Each individual participant is allowed to choose how their funds are invested. The funds contributed may be invested in a guaranteed investment contract ("GIC") fund, Fidelity Puritan Mutual Fund (Fidelity), common stock of Unocal Corporation (Unocal Stock), or any combination of the above. All funds remain with the Trustee for the exclusive benefit of Plan participants until distributed to Members after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as a defined contribution plan.

     Voluntary Member contributions to the Plan are made on a pre-tax basis and cannot exceed 15% of an employee's base pay.

     Other information regarding the Plan can be found in the Molycorp Inc. 401(k) Retirement Savings Plan booklet dated April 1, 1991.

FEDERAL INCOME TAX CONSEQUENCES

     The Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Trust established thereunder is entitled to exemption under the provisions of the Code;
therefore, the Plan is not required to pay any federal income taxes. Earnings of the Plan will not be taxable to Members prior to a withdrawal from the Plan.

PLAN TERMINATION

     The Company expects to continue the Plan indefinitely but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present as well as future Members, but may not diminish the account of any Member existing on the effective date of such amendment. The Company has no present intent to terminate the Plan.


OTHER

     In the Statement of Income and Changes in Plan Equity, the net appreciation (depreciation) in the fair value of Plan investments consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

     Member contributions also include an insignificant amount of transfers between funds in addition to amounts paid into the Plan by Members.

               MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 - Investments in Securities

     The investment in Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions.
                                              At December 31
                                           -------------------
                                              1993        1992
                                           -------      ------
   Number of shares of Unocal stock
     held by the Plan                        2,875       1,800
   Cost:
     Aggregate amount                      $75,362     $44,952
     Average per share                     $26.213     $24.973
   Market value:
     Aggregate amount                      $80,141     $45,900
     Price per share                       $27.875     $25.500


   On June 15, 1994, the closing market price for Unocal common stock was $28.50 per share.


   Other investments subject to market prices

                                              At December 31
                                          -------------------
                                             1993       1992
                                          -------    -------
        Fidelity Puritan Fund
          Cost                            $43,233     $19,299
          Market value                    $43,688     $19,580

   For the GIC fund, the cost approximates market value because the contract is written for a specific rate of return and is not subject to market fluctuations.


Note 2 - Net Appreciation of Investment in Securities

                                                    Unocal      Fidelity
                                                     Stock          Fund
                                                  ---------     ---------
 Unrealized appreciation (depreciation) at
 December 31, 1991                                $  (838)         $  34
 Net increase during 1992                           1,786            247
                                                 ---------        -------
 Unrealized appreciation at December 31, 1992         948            281
 Net increase during 1993                           3,746            173
                                                  --------        --------
 Unrealized appreciation at December 31, 1993      $4,694           $454

    For shares distributed in 1993, realized appreciation totaled $752  and
$590   for   Unocal  Corporation  common  stock  and  the  Fidelity   fund,
respectively.

    During the period January 1, 1994 through June 15, 1994, the market value of the Unocal Corporation common stock held at December 31, 1993 increased by $1,797.

                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                         MOLYCORP INC. 401(k) RETIREMENT SAVINGS PLAN
                         --------------------------------------------
                                         (Name of Plan)




                                   By: CHARLES S. MCDOWELL
                                       ----------------------
                                     (Charles S. McDowell, Member,
                                      Administrative Committee of
                                      Molycorp Inc. 401 (k) Retirement
                                      Savings Plan)





Date  June 29, 1994
- - -------------------